

January 24, 2014

Via E-mail
Mr. Steven Singh
CEO and Chairman of the Board
Concur Technologies, Inc.
601 108th Avenue NE, Suite 1000
Bellevue, Washington 98004

> **Re:**   **Concur Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed November 13, 2013**
> **Form 8-K filed November 6, 2013**
> **File No. 000-25137**

Dear Mr. Singh:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 10. Debt

2015 Convertible Senior Notes, page 60

1.   We note your disclosure that these Notes are currently convertible at the holders' option for the quarter ending December 31, 2013, and have been classified as a current liability.

Tell us what consideration you gave to presenting as temporary equity the excess of the amount of cash that would be required to be paid to the holder upon a conversion over the carrying amount of the liability classified component of the convertible debt instrument. We refer you to ASC 480-10-S99-3A-12.d.

Form 8-K filed on November 6, 2013

2.   We note your disclosure that business operations to be divested include the revenues and operating expenses from the recently acquired call center and BPO business, both of which were acquired during the year ended September 30, 2013, and which Concur intends to divest. Tell us what consideration you gave to classifying these operations as held for sale and presenting as discontinued operations in your financial statements for the year end September 30, 2013, in accordance with ASC 360-10-45-9 and ASC 205-20-45. As part of your response, tell us how you considered the provisions of ASC 350-20-40-4 and 5 in determining the carrying value of any goodwill to be included in the disposal group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Kyle Sugamele, Chief Legal Officer
        Frank Pelzer, Chief Financial Officer